
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 13, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GLOBAL ENERGY INC.

File No. 0-28025; CF Control No. 21617


Global Energy Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information that it excluded from exhibits 10.1, 10.2, and 10.4 to the amendment to the current report on Form 8-K dated February 6, 2008 and filed April 8, 2008.

Based on representations by Global Energy Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to disclose it publicly. The Commission will not release to the public the information excluded from the exhibits for the time period specified:

Exhibits 10.1, 10.2, and 10.4 through February 19, 2018.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer R. Hardy
Legal Branch Chief